08033306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 27736

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
NOV 24 2008
Washington, DC
111

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Assets Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, Suite 1100
(No. and Street)

Orlando (City) Florida (State) 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Cofrancesco 407-2541500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff, PA
(Name – *if individual, state last, first, middle name*)

919 West State Road 436 (Address) Altamonte Springs (City) Florida (State) 32714 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 09 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ed Cofrancesco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Assets Advisory, LLC, as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Shelby Jean Smith
My Commission DD594878
Expires 09/13/2010

President E Cofrancesco
Signature

Pres.
Title

Shelby J. Smith
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly owned subsidiary of Pecunia Management, LLC)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008 AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountants

Board of Managers
International Assets Advisory, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
Orlando, Florida

We have audited the accompanying statement of financial condition of International Assets Advisory, LLC, a wholly-owned subsidiary of Pecunia Management, LLC, as of September 30, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Assets Advisory, LLC, a wholly-owned subsidiary of Pecunia Management, LLC as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 11 and 12 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

November 19, 2008

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

Assets

Cash and cash equivalents	$ 207,342
Clearing deposit with clearing agent	100,000
Certificate of deposit, restricted	20,000
Clearing deposit, agreement terminated	7,478
Receivable from clearing broker	518,043
Furniture and equipment, net of accumulated depreciation of $54,372	67,910
Intangibles, net of accumulated amortization of $76,366	202,896
Not readily marketable securities, owned at estimated fair value	1,248
Other assets	33,296
	$ 1,158,213

Liabilities and Member's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 487,402
Capital lease obligation	14,136
Total liabilities	501,538
Members equity	656,675
	$ 1,158,213

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Revenues:	
Commissions and fees	$ 2,254,022
Investment advisory fees	189,689
Trading gains and losses, net	307,580
Other	564,257
	3,315,548
Expenses:	
Compensation and employee benefits	1,967,412
Telephone and communications	191,282
Floor brokerage and clearance fees	239,235
Occupancy	288,400
Depreciation and amortization	77,297
Professional fees	287,083
Advertising and marketing	35,772
Interest	4,978
Other	218,328
	3,309,787
Net income	$ 5,761

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Balance, September 30, 2007, as previously reported	$ 746,914
Net income	5,761
Distributions to member	(96,000)
Balance, September 30, 2008	$ 656,675

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Cash flow from operating activities:	
Net income	$ 5,761
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	77,297
Loss on disposal of fixed assets	525
Increase or decrease in assets and liabilities:	
Decrease in marketable securities, owned	18,857
Increase in due from clearing brokers	(507,984)
Increase in not readily marketable securities	(219)
Increase in other assets	(11,681)
Increase in accounts payable and accrued expenses	334,064
Decrease in capital lease obligation	(2,210)
Total cash used by operating activities	(85,590)
Cash flow from investing activities:	
Purchase of customer list and license	(80,000)
Purchase of fixed assets	(19,989)
Total cash used in investing activities	(99,989)
Cash flow from financing activities:	
Distributions paid	(96,000)
Total cash generated by financing activities	(96,000)
Net decrease in cash	(281,579)
Cash and cash equivalents at the beginning of year	496,399
Cash and cash equivalents at the end of year	$ 214,820
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 4,978

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

1. ORGANIZATION

International Assets Advisory, LLC (the "Company") a single-member LLC, is a retail securities broker-dealer headquartered in Orlando, Florida. The Company conducts its operations primarily in the United States, as well as internationally. The Company introduces transactions to another registered clearing broker, Pershing, which carries such accounts on a fully disclosed basis. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company became a wholly-owned subsidiary of Pecunia Management, LLC (the "Parent"), as of December 14, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposit with clearing broker – The Company has a fully disclosed clearing agreement (the "Agreement") with Pershing entered into and effective July 1, 2008. Prior to July 1, 2008, the Company cleared through First Clearing, LLC. As of September 30, 2008 First Clearing, LLC still has a two open accounts as business is being wound down, and these accounts are included in Clearing deposit, terminated agreement and Not readily marketable securities. In accordance with the terms of the Agreement, Pershing shall carry the proprietary accounts of the Company and the cash and margin accounts of the customers of the Company introduced by the Company to Pershing and accepted by Pershing, and shall clear all transactions on a fully disclosed basis for such accounts in the manner and to the extent as set forth in the Agreement. In addition, the Company is required to maintain a clearing deposit account, for which the Company and Pershing have agreed on the sum of $100,000 to assure the Company's performance of its obligations under the Agreement. The deposited funds are restricted to the specific requirements as outlined in the Agreement. Further, in the event of a substantial change in the nature and extent of the Company's business operations, Pershing could suggest that an additional amount or amounts be deposited and/or reduce the amount required. At September 30, 2008, the Company was not aware of any changes in its business operations that would require an additional increase in the restricted deposit account.

Due from clearing brokers and commissions receivable - Due from clearing brokers and commissions receivable represents monies due the Company from the Clearing Broker through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Agent adjusts accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. Betterments and renewals are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from three to six years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Fees and other charges – Investment advisory fees are received monthly and recognized as earned over the term of the contract. The fees are based on a certain percentage of managed assets maintained in the customers' accounts.

Advertising costs -Advertising costs are expensed as incurred. Advertising costs for the year ended September 30, 2008, were approximately $35,800.

Income taxes – The Company is a single member LLC. As a result, the member will report the entire taxable income on its income tax return. Therefore, no provision for income taxes has been made to these financial statements. The Company intends to distribute funds to its Parent to cover any tax liabilities it may have once the return is prepared.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. TRANSITION CREDIT AND MARKETING ALLOWANCE

The Company was granted a transition credit and marketing allowance by Pershing of $500,000 as part of the Agreement. The Company received $400,000 of the credit and allowance in cash and $100,000 was held by Pershing as a clearing deposit. The total of $500,000 was recorded as other income by the Company during the year ended September 30, 2008.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2008:

Computers and equipment	$ 62,930
Office furniture and fixtures	21,247
Software	20,479
Equipment under capital leases	17,627
Less: Accumulated depreciation	(54,372)
	$ 67,911

Depreciation expense was $32,445 for the year ended September 30, 2008. Included in accumulated depreciation above is depreciation on equipment held under capital leases of $7,051 as of September 30, 2008.

5. INTANGIBLE ASSETS AND ACQUISITION

Intangible assets consist of a customer list that was acquired during the change in control in December 2006 (see Note 1). The customer list is being amortized over five years using the straight-line method. Accumulated amortization on the customer list was $71,366 at September 30, 2008. Estimated annual amortization expense for the years ending September 30, 2009 through 2011 is approximately $39,800 and for the year ending September 30, 2012 approximately $8,300.

Further, effective June 1, 2008, the Company purchased 100% of the stock of a broker-dealer (the "Acquired Broker-Dealer") for total consideration of $150,000 payable $75,000 at closing (May 31, 2008) and an additional $75,000 on May 31, 2009. The purchase price is based upon a dollar total of assets under management held by the Acquired Broker-Dealer as of the closing date. If that total of assets under management decreases 20% or more during the twelve month period commencing June 1, 2008, then the final payment will be adjusted downward. For example, if the total of assets under management decreases 25% then the entire purchase price will be adjusted downward 25% and the adjustment made against the final payment of $75,000. As of June 1, 2008 it could not be predicted with reasonable certainty whether the purchase price will or will not be adjusted downward. Therefore, per FASB 141R the purchase price has been recorded as $75,000 and will be adjusted during the first year when the contingency result is known. The $75,000 has been recorded as an intangible for the customer accounts and the right to operate a broker-dealer and is being amortized over five years at $15,000 per annum. As of September 30, 2008 amortization of this transaction has been recorded as $5,000. On July 1, 2008, the Company ceased operation of the Acquired Broker-Dealer and merged its operations into the Company. The Company is presently offering the corporate shell of the Acquired Broker-Dealer and its rights to operate as a broker-dealer for sale. Should the Acquired Broker-Dealer corporate shell and broker-dealer rights be sold during the twelve month period commencing June 1, 2008 then $25,000 of the proceeds will be paid to the seller of the Acquired Broker-Dealer.

6. OBLIGATIONS UNDER CAPITAL LEASES

The Company has a capitalized rental obligation under a lease for equipment. The obligation matures in 2012, and represents the total value of future rental payments discounted at the interest rate implicit in the lease. Future minimum lease payments under the capital lease are:

Year Ending September 30,	
2009	$ 6,168
2010	6,168
2011	6,168
2012	3,084
Total minimum lease payments	21,588
Less amount representing interest	7,452
Present value of minimum lease payments	$ 14,136

Interest paid during the twelve months ended September 30, 2008 on the capitalized lease was $3,958.

7. COMMITMENTS AND CONTINGENCIES

The majority of cash is maintained with major financial institutions in the United States. Deposits with these institutions may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand, and therefore, bear minimal risk.

The Company rents its corporate offices under a non-cancelable operating lease that expires in September 2012. The lease contains an annual three percent escalation clause, plus increases in operating expenses and other common area expenses. The lease contains two five-year renewal options. The Company has a $20,000 letter of credit issued in connection with this office lease. The letter of credit is collateralized by a pledged certificate of deposit of an equal amount at the same financial institution. The Company also rents equipment under operating leases with lease terms of three years payable in monthly installments ranging from approximately $130 to $300. For the year ended September 30, 2008, the Company's rental expense for its facilities and equipment was approximately $296,866.

The following are future minimum lease payments as of September 30, 2008:

2009	$ 236,382
2010	243,807
2011	251,455
2012	172,669
	$ 904,313

The Company has a contract with an internet service provider dated September 30, 2008 to provide Internet services for three years at $700 per month or $8,400 through fiscal year 2011.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through Pershing on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, then Pershing may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if Pershing or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($33,435 at September 30, 2008) or $100,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At September 30, 2008, the net capital, as computed, was $305,343. Consequently, the Company had excess net capital of $205,343. At September 30, 2008, the percentage of aggregate indebtedness to net capital was approximately 164% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

The were no differences in the net capital computation shown on the Company's September 30, 2008 FOCUS IIA, as amended, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1 except for insignificant rounding.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2008

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 656,675
Deductions:	
Non-allowable assets	
Certificate of deposit, restricted	20,000
Not readily marketable securities, owned	1,248
Property and equipment, net	67,910
Intangibles, net	202,896
Other assets	40,583
Total non-allowable assets	332,637
Net capital before haircuts and securities positions	324,038
Haircuts:	
Money market accounts	16,470
Certificate of deposit	25
	16,495
Net capital	307,343
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($ 33,435)	
Minimum dollar net capital requirement for this broker-dealer ($100,000)	
Net capital requirement (greater of above two requirements)	100,000
Net capital in excess of required minimum	$ 207,343
Excess net capital at 1000%	$ 257,190
Reconciliation:	
Net capital, per pages 9-11 of the September 30, 2008 unaudited Focus Report, as filed and as amended	$ 307,541
Audit adjustments: (Rounding)	2
Net capital, per September 30, 2008 audited report, as filed	$ 305,343

The accompanying notes are an integral part of these financial statements

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2008

Total aggregate indebtedness:	
Accrued expenses	$ 487,402
Capital lease payable	14,136
Aggregate indebtedness	$ 501,538
Total indebtedness recorded on the Statement of Financial Condition	$ 501,538
Percentage of aggregate indebtedness to net capital	164 %

The accompanying notes are an integral part of these financial statement.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF SEPTEMBER 30, 2008

International Assets Advisory, LLC operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. International Assets Advisory, LLC is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15c3-3

Board of Directors
International Assets Advisory, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
Orlando, Florida

In planning and performing our audit of the financial statements of International Assets Advisory, LLC (the "Company") a wholly-owned subsidiary of Pecunia Management, LLC., for the year ended September 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Brashley, Selnick & Rotstoff, P.A.

November 19, 2008

END